

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

Via E-mail
Thomas C. Jepperson, Esq.
General Counsel
Questar Gas Company
333 South State Street
P.O. Box 45360
Salt Lake City, UT 84145

> **Re: Questar Gas Company**
> **Registration Statement on Form S-3**
> **Filed May 15, 2012**
> **File No. 333-181406**

Dear Mr. Jepperson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit Index

Exhibit 5.1 – Opinion of Thomas C. Jepperson, Esq.

1. Counsel must also provide an opinion that the company is validly existing and has the power to create the obligations arising out of the debt securities being registered. Please revise. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings.

Exhibit 5.2 – Opinion of Latham & Watkins LLP

2. We note counsel's statement in the fourth paragraph that counsel has "relied upon the foregoing." Please have counsel revise the opinion to clarify the meaning of this statement.

3. Please confirm your understanding that an updated unqualified opinion of counsel must be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. Refer to Section II.B.2.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings and Securities Act Rules Compliance & Disclosure Interpretation 212.05.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Michael E. Dillard
        Latham & Watkins LLP